UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   The Goldman Sachs Group, L.P.
   85 Broad Street
   New York, NY  10004
   U.S.A.
2. Date of Event Requiring Statement (Month/Day/Year)
   August 10, 1997
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Amscan Holdings, Inc.
   AMSN
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Option (see below) (Cont|(see belo|(see belo|Common Stock           |15,024,61|$9.83     |(see below   |(see below)                |
ingent right to buy)    |w)       |w)       |                       |6        |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:

        This Initial Statement of Beneficial Ownership is filed by Confetti Acquisition, Inc., a Delaware corporation ("Confetti"), GS Capital Partners II, L.P., a Delaware limited partnership ("GSCP II"), GS Capital Partners II Offshore, L.P., a Cayman Islands exempted limited partnership ("GSCP II Offshore"), GS Capital Partners II (Germany) C.L.P., a German civil law partnership ("GSCP II Germany" and, together with GSCP II and GSCP II Offshore, "GSCP"), GS Advisors, L.P., a Delaware limited partnership ("GS Advisors"), GS Advisors II (Cayman), L.P., a Cayman Islands exempted limited partnership ("GS Advisors Cayman"), Goldman, Sachs & Co. oHG, a German general partnership ("GS oHG"), Goldman, Sachs & Co., a New York limited partnership ("Goldman Sachs"), and The Goldman Sachs Group, L.P., a Delaware limited partnership ("GS Group" and, together with Confetti, GSCP, GS Advisors, GS Advisory Cayman, GS oHG and Goldman Sachs, the "Reporting Persons"). All of the common stock of Confetti is owned by GSCP and GS Group. GS Advisors is the sole general partner of GSCP II, GS Advisors Cayman is the sole general partner of GSCP II Offshore, and GS oHG is the sole managing partner of GSCP II Germany. Each of GS Advisors, GS Advisors Cayman and GS oHG is an affiliate of Goldman Sachs and GS Group. Goldman Sachs serves as the investment manager of GSCP. GS Group, one of the general partners of Goldman
    Sachs, owns a 99% interest in Goldman Sachs.

        In connection with an Agreement and Plan of Merger (the "Merger
    Agreement"), dated as of August 10, 1997, between Amscan Holdings, Inc., a
    Delaware corporation ("Amscan") and Confetti, Confetti has entered into a
    Voting Agreement (the "Voting Agreement"), dated as of August 10, 1997, with the Estate of John A. Svenningsen (the "Estate") and Christine
    Svenningsen (the "Individual"), wife of John A. Svenningsen and executrix of the Estate, who together are the beneficial owners of 15,024,616 shares of Common Stock of Amscan (the "Subject Shares").  Pursuant to the Voting
    Agreement, the Estate and the Individual have, among other things, granted
    Confetti an irrevocable option (the "Option") to acquire the Subject
    Shares, in whole and not in part, at a price of $9.83 per share in cash
    (the "Share Exercise Price"), subject to certain conditions set forth the
    Voting Agreement, exercisable during the 90-day period following a termination of the Merger Agreement, other than pursuant to a termination upon mutual consent of Amscan and Confetti or pursuant to a termination by
    Amscan based on an actual material breach by Confetti of its obligations under the Merger Agreement.  The covenants and agreements contained in the
    Voting Agreement with respect to the Subject Shares will terminate upon the earliest of (x) the effective time of the merger pursuant to the
    Merger Agreement, (y) the termination of the Merger Agreement based upon mutual consent of Amscan and Confetti or the termination by Amscan based on an actual material breach by Confetti of its obligations under the
    Merger Agreement, or (z) the 91st day following another termination of the
    Merger Agreement pursuant to its terms (after which termination the Option becomes exercisable), subject to certain extensions if the Option has been exercised but the closing of such exercise has not occurred.

        Prior to the Option becoming exercisable and being exercised, the Reporting Persons expressly disclaim beneficial ownership of the shares of Common Stock of Amscan which are purchasable by Confetti upon the Option becoming exercisable and being exercised. Neither the filing of this Initial Statement of Beneficial Ownership nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock subject to the Option for purposes of
    Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.


    **Intentional misstatements or      (see attached sheet)  August 20, 1997
      omissions of facts constitute    ---------------------  ----------------
    -----
      Federal Criminal Violations.     **Signature of         Date:
      See 18 U.S.C. 1001 and           Reporting Person
      15 U.S.C. 78ff(a).





    Note: File three copies of this
          Form, one of which must be
          manually signed. If space
          provided is insufficient,
          See Instruction 6 for procedure.


                                                           SEC 1473 (8-92)
         FORM 3 CONTINUATION SHEET
         Item 1:  The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
         Item 2:  August 10, 1997
         Item 4:  Amscan Holdings, Inc. (NASDAQ: AMSN)



                            INSTRUCTION 5(b)(v)
                      LIST OF OTHER REPORTING PERSONS
                     WITH PRINCIPAL BUSINESS ADDRESSES


         CONFETTI ACQUISITION, INC.
         GS CAPITAL PARTNERS II, L.P.
         GS ADVISORS, L.P.
         GOLDMAN, SACHS & CO.
         85 Broad Street
         New York, New York 10004


         GS CAPITAL PARTNERS II OFFSHORE, L.P.
         GS ADVISORS II (CAYMAN), L.P.
         c/o Maples and Calder
         P.O. Box 309
         Grand Cayman, Cayman Islands


         GS CAPITAL PARTNERS II (GERMANY) C.L.P.
         GOLDMAN, SACHS & CO. OHG
         MesseTurm Friedrich-Ebert-Anlage 49
         60308 Frankfurt am Main, Germany


         FORM 3 CONTINUATION SHEET
         Item 1:  The Goldman Sachs Group, L.P.
                  85 Broad Street
                  New York, NY 10004
         Item 2:  August 10, 1997
         Item 4:  Amscan Holdings, Inc. (NASDAQ: AMSN)



                         SIGNATURES OF REPORTING PERSONS



         Dated: August 20, 1997

                                CONFETTI ACQUISITION, INC.

                                By: /s/ Terence M. O'Toole
                                   Name:   Terence M. O'Toole
                                   Title:  President


                                GS CAPITAL PARTNERS II, L.P.

                                   By:  GS Advisors, L.P.
                                        its general partner

                                   By:  GS Advisors, Inc.
                                        its general partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  President


                                GS ADVISORS, L.P.

                                    By: GS Advisors, Inc.
                                        its general partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  President

                                GS CAPITAL PARTNERS II OFFSHORE, L.P.

                                   By:  GS Advisors II (Cayman), L.P.
                                        its general partner

                                   By:  GS Advisors II, Inc.
                                        its general partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  President


                                GS ADVISORS II (CAYMAN), L.P.

                                   By:  GS Advisors, II, Inc.

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  President

                                GS CAPITAL PARTNERS II (GERMANY) C.L.P.

                                   By:  GOLDMAN, SACHS & CO. OHG,
                                        its managing partner

                                   By:  GOLDMAN, SACHS & CO.
                                        Finanz GmbH, its managing partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  Attorney-in-Fact

                                GOLDMAN, SACHS & CO. OHG

                                   By:  Goldman, Sachs & Co.
                                        Finanz GmbH, its managing partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  Attorney-in-Fact

                                GOLDMAN, SACHS & CO.

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  Managing Director


                                THE GOLDMAN SACHS GROUP, L.P.

                                   By:  The Goldman Sachs Corporation,
                                        its general partner

                                By: /s/ Richard A. Friedman
                                   Name:   Richard A. Friedman
                                   Title:  Executive Vice President